Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RIGHTSURE, INC.
5151 E Broadway Boulevard
Tucson, AZ 85711
https://www.rightsure.com

Up to $1,069,999.20 in Common Stock at $1.80
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RIGHTSURE, INC.
Address: 5151 E Broadway Boulevard, Tucson, AZ 85711
State of Incorporation: AZ
Date Incorporated: July 20, 1990

Terms:

Equity

Offering Minimum: $9,999.00 | 5,555 shares of Common Stock
Offering Maximum: $1,069,999.20 | 594,444 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.80
Minimum Investment Amount (per investor): $498.60

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Perk Structure:

Early Bird

- Friends and Family - First 72 hours | 10% bonus shares

■ Super Early Bird - Next 72 hours | 10% bonus

■ Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

■ **Tier 1 perk - ($500 +)**

- Shoutout on Social Media
- Copy of Jeffs Book - How to Beat Your Insurance Company

■ **Tier 2 perk - ($1000 +)**

- Shoutout on Social Media
- Copy of Jeffs Book How to Beat Your Insurance Company

■ **Tier 3 perk - ($5,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- 5% bonus shares

■ **Tier 4 perk - ($10,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- 5% bonus shares

■ **Tier 5 perk - ($25,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free SIGNED Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- Time with Founders (Calls, Dinner, etc) Dinner or Zoom call with Founder and Executive Staff $25,000 and more. * transportation and lodging not included)
- 7% bonus shares

■ **Tier 6 perk - ($50,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free SIGNED Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- Time with Founders (Calls, Dinner, etc) Dinner or Zoom call with Founder and Executive Staff $25,000 and more. * transportation and lodging not included)

- 10% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

RightSure, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We are an Artificial Intelligence Powered Insurance Platform, helping people with all things Insurance. Insuring everything from Pets to Jets, our multi-variate rating platform replaces the need for insurance shopping and offers an end to rate increases. Using Predicitive Analytics, Algorithm based coverage decisions enhanced by AI, RIGHTSURE is able beat insurance company rate increases by expertly managing insurance portfolios on individual and even single policy levels. Catalogued and Built a process around available discount in every state we do business.

RIGHTSURE is part of the emerging insurtech landscape that is focused on helping consumers pay less for all types of insurance.

In an industry currently hyper focused on the front end quoting (15 minutes will save you 15%) mentality. RIGHTSURE introduces a new model that imagines the entire customer journey from new policy issuance to the back end - renewal process, where insurance companies often make up large dollars by introudcing rate inreases at every renewal.

Using Predictive Analytics, powered by AI and Multi-Variate Rating . RIGHTSURE has a fully programmed database of all available discounts by each of the more than 100 carriers on RIGHTSURE Platform.

At every renewal, every policy a client has on RIGHTSURE is subjected to discount searches, re rating amongst all carriers and clients are notified of all available savings opportunities.

The Company originally founded in 1990 as The Jeff Arnold Companies, Inc has a long history of being in the consumer facing insurance business and recently pivoted to the technology enhanced platform it uses now. In 2021, the company transitioned to RIGHTSURE, INC to continue brand growth and development.

Competitors and Industry

Industry Landscape:

We help people with All Things Insurance using Multi-Variate Rating and an AI Enhanced Consumer Experience Platform. Our industry (insurance shopping) is a fully developed market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a business model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the Mutli Variate and Artifical Intelligence industry, including some established brokers, or insurance companies. Further, online insurance shopping formation is not the only way to buy insurance, and the company has to compete with a number of other approaches, including traditional online shopping platforms, directo to consumer insurance companies, and even retail insurance methods. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Moreover, as we continue to expand our offerings, improve our discount discovery technology, enhance our Artificial Call Intelligence and Multi Variate Rating Comparison, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

Current Stage and Roadmap

Our platform is operational and onboarding policyholders daily.

We are constantly enhancing and upgrading our use of Artificial Intelligence and Mutli Variate Rating based algorithms to more accurately predict a preferential customer journey.

Additionally, our Discount Discovery Technology continues to be enhanced daily.

These enhancements are ongoing and the estimated timeline for all current proecesses to be tested and deployed is 7 months, as we seek to deploy more updates and improvements to the customer experience.

As we finalize the implentation of all the above in the Personal Lines Insurance Space, we will seek to extend this technology into helping small business owners with the

same experience and potenital savings.

We recently changed our corporate name from the Tradename of RIGHTSURE Insurance Group to RIGHTSURE, INC in August 2021. This change was to allow the RIGHTSURE Brand to be easier to recognize and more aligned with a simpler more tech forward feel and sound.

The Team

Officers and Directors

Name: Ronald Jeffery Arnold

Ronald Jeffery Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: February 01, 2008 - Present
  Responsibilities: Crafting the Vision and Direction for RIGHTSURE. Mr. Arnold currently receives an annual salary of $130,000 per year plus a company vehicle and owns 10,000,000 shares.

Name: Felicia Duarte

Felicia Duarte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: February 01, 2008 - Present
  Responsibilities: Executing our Strategy and Vision as well as oversight of Operations. Felicia Duarte currently receives an annual salary of $83,400.00.

Other business experience in the past three years:

- **Employer:** RIGHTSURE
  Title: Vice President Sales
  Dates of Service: February 01, 2008 - February 01, 2021
  Responsibilities: Oversaw our Service and Sales Call Center Operations.

Name: Shaun Monet Kunkel

Shaun Monet Kunkel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Finance
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Overseeing our Finance Operations. Shaun currently receives an annual salary of $72,000.00 for his roles with the company.

- **Position:** Manager, Retail Operations
  Dates of Service: May 28, 2016 - Present
  Responsibilities: Managing day to day operations for retail and client fulfillment.

Name: Juliette Burke

Juliette Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Compliance and Licensing
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Oversee our companies compliance and licensing with states and carriers we conduct business in and with. Juliette currently receives an annual salary of $66,480.00 for her roles with the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering STOCK in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for artificial intelligence powered insurance. Our revenues are therefore dependent upon the market for insurance.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations,

advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on RIGHTSURE or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on RIGHTSURE could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ronald Jeffery Arnold	10,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 594,444 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each stockholder is entitled to one vote per each share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2020 was a very successful year for the Company as we experienced record revenues and policy counts. 2021 revenues are expected to exceed $4.5 million. This increase in sales was primarily driven by our Discount Discover, Policy Review Processes and our relationships with select automotive dealerships. We believe that this improved performance was primarily driven by two factors: Our ability to engage policyholders and go deeper into each household with multiple products and an aggressive onboarding and marketing campaign of new referral sources.

Cost of sales

Cost of sales in 2021 are expected to be approximately $2,310,876. in fiscal year 2021, up approximately $366,242.00 from 2020's cost of sales of $1,944,634.00. The increase in cost of sales was caused by an increase in revenues in 2021 compared to 2020.

Gross margins

We expect gross profit in 2021 to be approximately $2,353,270.00 up from a 2020 gross profit of $2,176,060.76, an increase of almost $177,210.00. We expect gross margins as a percentage of revenue to increase from in 2021. This improved performance was primarily driven by a higher-margin in our review process and staff realignment.

Expenses

We expect 2021 expenses to be approximately $1,644,067.92, up $426,486.69 from expenses of $1,217,581.53 in 2020. We expect that $200,000.00 of this increase will be from enhanced platform integration and outside vendor fees, primarily related to the 2021 programming expenses. $200,000.00 of the increase is additional marketing spend, primarily related to the 2021 marketing campaign. The remaining increase is primarily related to increased wages, travel, rent and office expenses.

Historical results and cash flows:

We anticipate our results to remain consistent.

The most cash flow intensive portions of our business are staffing, technology investments and debt payments on existing obligations.

The cash needed has previously been generated by profitable operations or net income of the business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The funds raised from our offering are vital to our operational success and critical to leveraging our platform.

Cash on hand is 930,783 which includes restricted cash of 105,861.00 and prepaids totaling 107,083.00

Additionally the company has the ability to draw down against its renewal income stream from several firms that focus on lending in the insurance vertical. This could provide us additional capital in the amount of $2,500,000.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grov.r. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when vve need it, \Ve could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity belo\v its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. Ifwe are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign are vital to our operational existence primarily to help us continue growing and developing our brand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company without the minimum raise as we have postitive net income from existing operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal it will enhance the firms ability to extend our business model.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be able to seek lines of credit or to draw against our renewal revenue streams.

Indebtedness

- **Creditor:** Oak Street Funding
  Amount Owed: $331,691.48
  Interest Rate: 6.5%
  Maturity Date: November 01, 2024

- **Creditor:** Oak Street Funding
  Amount Owed: $237,184.36
  Interest Rate: 3.5%

Maturity Date: April 25, 2026

- **Creditor:** Oak Street Funding
  Amount Owed: $302,939.58
  Interest Rate: 3.5%
  Maturity Date: May 01, 2025

Related Party Transactions

- **Name of Entity:** Ronald Jeffery Arnold
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company entered into an agreement with Mr. Arnold for AAA conversion from S corp to C corp note in amount of $900,000 to $1.2M.
  Material Terms: Funds to be paid over 7 years at 3% interest with interest only for first 24 months. When the company converted from an S-Corp to a C-Corp recently, an Asset Accumulation Account was created which included funds the Officer never took from the company. This is currently being finalized.

Valuation

Pre-Money Valuation: $18,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

Using current mulitiples of insurance firms with premiums of $35 Million or More and taking the greater of 4.3 times revenue versus 14 times EBTIDA, which are both current industry averages we arrive at a pre money valuation of 18 Million

The refererenced firms below focus on valuations in our space:

Sherman Company www.sherman-company.com

Dowling Hales www.dowlinghales.com

Jeff Arnold My best-selling book on buying Insurance Firms, The Art of The Insurance Deal.

Our current valuation is focused on current revenue and a formula of 4.3 times Revenue and 14 times EBITDA. We did not value the company's history, brand recognition, or expertise as a digital leader in the insurance vertical, these are also additional items to take into account.

The Company set its valuation internally, without a formal-third party independent

evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company currently only has one class of stock, and no outstanding convertible securities or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Sixteen Per Cent of funds raised will be applied for general corporate purposes and operational expense items.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Fifty per cent of fund raised will to complete our Marketing, Advertising and Media Goals.

- *Research & Development*
  30.0%
  Thirty Per Cent of funds raised will be utilized for ongoing research and development as we seek to enhance the consumer journey when using our platform.

- *Operations*
  16.5%
  Sixteen Per Cent of funds raised will be applied for general corporate purposes and operational expense items.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rightsure.com (www.rightsure.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rightsure

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RIGHTSURE, INC.

[See attached]

RIGHTSURE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
RIGHTSURE, INC.
Tucson, Arizona

We have reviewed the accompanying financial statements of RIGHTSURE, INC. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 13, 2021
Los Angeles, California

RIGHTSURE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 717,840	$ 211,706
Restricted cash	105,861	100,700
Prepaids and other current asset	107,083	130,728
Total current assets	**930,783**	**443,133**
Property and Equipment, net	0	0
Intangible assets	2,471,822	2,695,416
Total assets	**$ 3,402,606**	**$ 3,138,550**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit cards	$ 8,862	$ 58,059
Current portion of Note Payable	233,489	388,664
Other current liabilities	193,353	185,376
Total current liabilities	**435,704**	**632,099**
Note Payable	860,748	1,092,506
Total liabilities	**1,296,452**	**1,724,605**
STOCKHOLDERS EQUITY		
Common Stock	578,256	578,256
Retained earnings/(Accumulated Deficit)	1,527,897	835,688
Total stockholders' equity	**2,106,153**	**1,413,944**
Total liabilities and stockholders' equity	**$ 3,402,606**	**$ 3,138,550**

See accompanying notes to financial statements.

RIGHTSURE, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	4,120,695	$	3,982,375
Cost of goods sold		-		-
Gross profit		4,120,695		3,982,375
Operating expenses				
General and administrative		3,266,188		3,152,657
Sales and marketing		182,598		232,120
Total operating expenses		3,448,786		3,384,776
Operating income/(loss)		671,909		597,599
Interest expense		87,024		144,086
Other Loss/(Income)		(363,342)		(1,192)
Income/(Loss) before provision for income taxes		948,227		454,705
Provision/(Benefit) for income taxes		800		800
Net income/(Net Loss)	**$**	**947,427**	**$**	**453,905**

See accompanying notes to financial statements.

RIGHTSURE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**1,000,000**	**$ 578,256**	**$ 677,534**	**$ 1,255,790**
Shareholder Distributions during the year	-	-	(295,751)	(295,751)
Net income/(loss)	-	-	453,905	453,905
Balance—December 31, 2019	1,000,000	$ 578,256	$ 835,688	**$ 1,413,944**
Shareholder Distributions during the year			(255,218)	(255,218)
Net income/(loss)	-	-	947,427	947,427
Balance—December 31, 2020	**1,000,000**	**$ 578,256**	**$ 1,527,897**	**$ 2,106,153**

See accompanying notes to financial statements.

RIGHTSURE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	947,427	$	453,905
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		223,594		222,156
depreciation of property and equipment		130,000		1,438
Changes in operating assets and liabilities:				
Prepaids and other current asset		23,645		(119,228)
Credit cards		(49,198)		1,002
Other current liabilities		7,977		7,911
Net cash provided/(used) by operating activities		**1,283,446**		**567,185**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(130,000)		-
Net cash provided/(used) in investing activities		**(130,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder Distributions during the year		(255,218)		(295,751)
Repayment of Note Payable		(386,933)		(379,610)
Net cash provided/(used) by financing activities		**(642,151)**		**(675,361)**
Change in cash and restricted cash		511,295		(108,175)
Cash and restricted cash —beginning of year		312,406		420,581
Cash and restricted cash —end of year	**$**	**823,700**	**$**	**312,406**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	87,024	$	144,086
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RIGHTSURE, INC. was originally formed on July 20, 1990 in the state of Arizona under the name The Jeff Arnold Companies, Inc. dba RIGHTSURE Insurance Group. On August 11, 2021, the Company filed with the state of Arizona to amend its name from RIGHTSURE Insurance Group to RIGHTSURE, INC. The financial statements of RIGHTSURE, INC. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On August 31, 2021, the Amended Article of Corporation will be issued and the company's name will be changed from Right Insurance Group into RIGHTSURE, INC. The Company's headquarters are located in Tucson, Arizona.

RightSure is a fullservice independent insurance agency providing insurance products to families and businesses in 42 states. As independent insurance agents, we research rates and coverage from top insurance companies provide customers with the best possible insurance rates and insurance coverage for their needs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $467,840 and $0 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Equipment	5 years
Computers & Printers	5 years
Vehicle	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its Insurance Policy Renewal Assets purchased from the external insurance companies, which mostly pertains to the expected contract renewals. This intangible assets will be amortized over the expected period to be benefitted, not to exceed the expected contract renewal that may occur after the termination of the current contract agreement, which which may be as long as 20 years.

Income Taxes

RIGHTSURE Insurance Group is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the selling of the insurance policies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $182,598 and $323,120, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 13, 2020 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those

leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Investment in Coinbase (cryptocurrency)	$ 11,500	$ 11,500
Other investment	$ 95,583	$ 119,228
Total Prepaids and other current asset	**$ 107,083**	**$ 130,728**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Premiums Collected - Trust account	143,353	135,376
Amount due to IRA	50,000	50,000
Total Other Current Liabilities	**193,353**	**185,376**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Equipment	$ 54,820	$ 54,820
Computers & Printers	141,309	141,309
Vehicle	130,000	
Property and Equipment, at Cost	326,129	196,129
Accumulated depreciation	(326,129)	(196,129)
Property and Equipment, Net	**$ 0**	**$ 0**

Entire property and equipment have been depreciated. For the fiscal year ended December 31, 2020 and 2019 was in the amount of $130,000 and $1,438 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Insurance Policy Contract Renewal	4,451,722	4,451,722
Intangible assets, at cost	**$ 4,451,722**	**$ 4,451,722**
Accumulated amortization	(1,979,900)	(1,756,306)
Intangible assets, Net	**$ 2,471,822**	**$ 2,695,416**

Amortization expense for insurance policy contract renewals for the fiscal year ended December 31, 2020 and 2019 was in the amount of $223,594 and $222,156 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (223,594)
2022	(223,594)
2023	(223,594)
2023	(223,594)
Thereafter	(1,577,446)
Total	**$ (2,471,822)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 1,000,000 have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes and Credit Agreements. The details of the Company's notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Credit Agreement with Oak Street Funding	$ 450,000	3.25%	Fiscal Year 2017	4/25/2026	$ 9,624	$ 9,624	$ 45,996	$ 250,129	$ 296,125	$ 11,063	$ 11,063	$ 45,996	$ 294,393	$ 340,389
Credit Agreement with Oak Street Funding	$ 940,000	6.00%	Fiscal Year 2016	11/25/2024	$ 23,011	$ 23,011	$ 89,288	$ 294,229	$ 383,517	$ 31,099	$ 31,099	$ 134,806	$ 383,517	$ 518,322
Credit Agreement with Oak Street Funding	$ 625,000	3.25%	Fiscal Year 2018	5/25/2025	$ -	$ -	$ 73,854	$ 316,391	$ 390,245	$ 16,723	$ 16,723	$ 124,319	$ 390,245	$ 514,564
Promissory note -ETNA Insurance Agency	$ 205,750	4.50%	Fiscal Year 2019	$6,120.00 per month until full	$ 1,096	$ 1,096	$ 24,351		$ 24,351	$ 4,401	$ 4,401	$ 73,445	$ 24,351	$ 97,796
Notes Payable with Auto & Prop Payable			fully repaid						$ -			$ 10,098		$ 10,098
Total					$ 33,731	$ 33,731	$ 233,489	$ 860,748	$ 1,094,237	$ 63,286	$ 63,286	$ 388,664	$ 1,092,506	$ 1,481,170

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 233,489
2022	209,138
2023	209,138
2024	209,138
2025	209,138
Thereafter	24,196
Total	**$ 1,094,237**

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	20,340
2022		20,340
2023		17,763
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**58,443**

Rent expense was in the amount of $ 176,488 and $167,980 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 13, 2021 the date the financial statements were available to be issued.

On August 11, 2021, the Company filed to amend its articles of incorporation to change its name from Right Insurance Group, an Arizona S Corporation, to RIGHTSURE, INC, an Arizona C Corporation for Crowdfunding purposes. Also, the Company increased the number of authorized shares of the company's common stock from 1,000,000 shares to 10,000,000 shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

RIGHTSURE

AI Enhanced Platform to end all insurance shopping.


RIGHTSURE
Insurance Policies

Website | Tucson, AZ | FINANCIAL SERVICES

$0.00 raised

0 Investors	**$18M** Valuation
$1.80 Price per Share	**$498.60** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

RIGHTSURE is an award winning insurance technology firm licensed to conduct business in 42 states. Our mission is to find the best insurance policy that's right for you. We are fusing Artificial Intelligence with Chatbots, Mobile Apps, Mult-Variate Rating and Discount Discovery Technology to save people money. Our offices are in Arizona, but we work with customers all over the U.S.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Proven Consumer Interest: We have over 30,000 active policyholders already onboarded. We recently passed $4 million in revenue on 40 Million in Premium.
- One-of-a-kind: At RIGHTSURE we have one of the first fully built database of every available discount catalogued by Insurance Company Nationwide.
- Data Driven: We employ predictive analytics based algorithms to offer the right insurance products for each of life's stages.


Awards & Recognitions
FM.
Global
Awards2021
RIGHTSURE
Awarded
Insurance Agency
Firm of the Year
USA

OVERVIEW

Insurance Questions? We've Got You Covered.

We are a fully automated Artificial Intelligence (A.I.) Insurance Platform to help people with all things related to insurance.


Stop Stressing About Insurance
With RIGHTSURE you'll never feel unsure about your policy again.

THE PROBLEM

Insurance Rates Are Not on Your Side

There's a type of insurance for every lifestyle change, whether it be buying a new car or a new home. Chances are you're probably overpaying for it. When it comes to insurance, there are many factors that are out of your control.

1. Insurance rates change - they usually go UP
2. Insurance company appetites change
3. Weather patterns impact insurance rates
4. Technology and AI isn't embraced in the consumer journey


Insurance Is Expensive & Complicated
So you're constantly stressed you're missing out on a better deal.

THE SOLUTION

Introducing: The Right Insurance from Pets to Jets.

RIGHTSURE uses an automated A.I. platform to give you the best insurance rate. Prior to every policy renewal, our technology requotes all policies by re-shopping for the best value. Our Platform consolidates all available discounts offered by insurance companies.



Rightsure Rateguard
RIGHTSURE
Agent
Steven Ford
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My Policies (7)
05/27/2020
05/27/2021
Motorcycle
Mercury Insurance Group
05/12/2020
05/12/2021
Personal Auto
Mercury Insurance Group
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Stress Free
Rate Shopping
With RATEGuard our A.I. technology tells you which policies are best for you.

We are one of the first integrating multivariate rating Discount Discovery Technology and A.I. enhanced processes with a full database of all insurance company discounts available and filed in each state.

RIGHTSURE is compensated in the form of either a percentage of all premiums sold (new and renewal on every policy) or through a one time fee for business placed.



BENEFITS OF
RATEGuard
VIEW POLICIES AND REQUEST POLICY UPDATES.
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THE MARKET

295 million consumer pool

When it comes to primary and secondary insurance products, there are 295 million potential policyholders. We determined this amount internally based on the total population from the U.S. Census, with a reduction of approximate number of U.S. Citizens under the age of 16 (who do not need a personal insurance policy).

The lower limit of the premium is 560 billion. We determined this by taking the total premiums of Property and Casualty Insurance and subtracted small commercial insurance policies from it.

We have a solid year over year growth history and are a profitable firm. Our primary target market is 5% or 30 billion of the overall marketplace.


There is at least a
$560B potential policyholder market
By focusing on just 5% of the market,
we hope to capture $28B

Source | Source

OUR TRACTION

An Award Winning Employer With Name Recognition


Insurance Business
TOP INSURANCE WORKPLACES
2021 TOP INSURANCE EMPLOYER

We have been named one of the **Top Insurance Workplaces of 2020 and Top Insurance Employer 2021**. Our founders are well known in the industry with best selling books. The recognition helps funnel in new consumers who are looking for ways to beat the insurance companies.


Insurance
Evolved
INSURANCE 2025
Jeff Arnold
amazon.com
BEST
SELLING
AUTHOR

Most new startups are in the Red Ocean space of front end consumer quoting and offering to find a lower rate. However, we are in the Blue Ocean space and building a moat around the offerings of a completely AI enhanced, multivariate rating offering.

We Feature Over
100 Insurance Companies

PHILANTHROPY

Our Purpose Outside Of Insurance



RIGHTSURE prides itself on being a community driven company. Every policy contributes to one of the following causes:

Helps To Erase Hunger
(Community food bank and food pantries)

Supports Domestic Violence Victims
Learn More

Helps to End Human Trafficking
Learn More

Sponsors Special Olympics
Learn More

WHY INVEST

Help Us Change How Insurance is Purchased.

We recently passed $4 million in revenue on 40 Million in Premium.

Join us and be in control of how much you pay for all insurance. Invest with us and change the world.


RightSure
Insurance Group
We Are A.I.
Technology
Fundamentally
Changing The
Insurance Industry

In the Press

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Meet Our Team



Jeff Arnold

President

Jeff's been denying the status quo for 30 years. First to integrate banks in insurance, Early adopter of chat and Artificial Intelligence in insurance and two time best selling author on insurance and technology.



Felicia Duarte

Executive Vice President

Felicia has been involved in three insurance startups ranging in employee size from 44 to 160 employees. Felicia Executes our Strategy.

MBA -Power MBA



Shaun Monet Kunkel

Vice President, Finance

Shaun Monet accounts for everything from dollars to donuts. A rapidly growing insurtech is not new to her. Decades of Experience in Money.

BA University of Arizona | MBA Masters in International Management from Thunderbird



Juliette Burke

Vice President, Compliance and Licensing

Juliette's early career included teaching before her passion led her to Decades of Experience in Compliance, Human Resources and Insurance Operations.

BA University of California, San Diego

Offering Summary

Company	RIGHTSURE, INC.
Corporate Address	5151 E Broadway Boulevard, Tucson, AZ 85711
Offering Minimum	$9,999.00
Offering Maximum	$1,069,999.20
Minimum Investment Amount (per investor)	$498.60

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,555

Maximum Number of Shares Offered : 594,444

Price per Share : $1.80

Pre-Money Valuation : $18,000,000.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Perk Structure:

Early Bird

■ Friends and Family - First 72 hours | 10% bonus shares

■ Super Early Bird - Next 72 hours | 10% bonus

■ Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

■ **Tier 1 perk - ($500 +)**

- Shoutout on Social Media
- Copy of Jeffs Book - How to Beat Your Insurance Company

■ **Tier 2 perk - ($1000 +)**

- Shoutout on Social Media
- Copy of Jeffs Book How to Beat Your Insurance Company

■ **Tier 3 perk - ($5,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- 5% bonus shares

■ **Tier 4 perk - ($10,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- 5% bonus shares

■ **Tier 5 perk - ($25,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free SIGNED Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- Time with Founders (Calls, Dinner, etc) Dinner or Zoom call with Founder and Executive Staff $25,000 and more. * transportation and lodging not included)
- 7% bonus shares

■ **Tier 6 perk - ($50,000+)**

- Free for Life RATEGUARD Access
- RIGHTSURE Investor Club/Private Owners Facebook Group
- Free SIGNED Copy of all Jeff Arnolds Best- Selling Insurance & Technology Books (entire set)
- Time with Founders (Calls, Dinner, etc) Dinner or Zoom call with Founder and Executive Staff $25,000 and more. * transportation and lodging not included)
- 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

RightSure, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Top-IBA-insurance-employers

Paul Lucas: Hello everyone and welcome to another edition of insurance business TV. One in which we are celebrating one of this year's top insurance employers, 2021. And if you're thinking that you're going to get some general tips here on what makes a good employer and how to keep your employees happy, then you will, but hang tight because you're going to get a lot more on top of that too. Why? Because today we're talking to a company that very much thinks outside the box and has its own unique approach to the entire insurance ecosystem. Not only but the company's president, its leader for the last 14 plus years also happens to be a best-selling author. That man is Rightsure insurance groups, Jeff Arnold. Jeff, thank you for making the time today and congratulations on your top insurance employer award. Tell us what you think is been key to your success.

Jeff Arnold: So, first of all, we're super excited and honored to be chosen as an award recipient or a winner as, as everyone would be, cannot take credit for it to personally, as a large group of people in our, Rightsure home office and our corporate offices that, are very vital to every part of our organization and our operation. And the credit goes to them. as far as how it feels. It feels absolutely wonderful.

Paul Lucas: I'm sure a big part of the reason why you were able to scoop this award is based on your community initiatives in particular, they must be really attractive to employees. It seems like it's something that so many people are looking out for these days. Can you tell us a little bit more about those?

Jeff Arnold: When we think about, our community involvement and how we give back to the community, it really starts with the first dollar of every premium we take in. So many companies will, will do net income and leftover contributions to charity or philanthropic activities. Ours is the part of first dollar. So it's a line-item expense on our income statement that we give to several different organizations at the city level, the state level, the national level, and then the global and world level. And so if you'll, spare me just a few moments, I'd love to go through those. And so, at the city level, we are very involved, Rightsure is very involved in our community food bank. And so we don't only just give there and write checks. We go and make thousands of meals every year and compete against each other in part of our company to see you can create the most meals. And it's literally tens of thousands of meals over the years and many, many dollars.

And then on the state level, we're very engaged in, domestic violence centres. So these are shelters that allow women and men sometimes to get out of abusive domestic relationships. It gives them a place to go. And so we provide everything from a base level, need products, feminine products, toys for kids, blankets, and then shaving stuff for man if they need to get out. And so it really goes to speaks to the heart of our company, to what we want to help people in need and to the insurance industry as a whole.

And then on the national level, very proud to be part of special Olympics because every child

deserves a chance to stand on the podium and get an award. It's such an awesome thing to witness. And then on the, global or world level, we contribute, lots of dollars and time to ending human trafficking. Cause it's just a scourge on our society. And in this day and time that it still exists is appalling. so that's where our dollars go on the global level. So yes, it's very easy to recruit folks to Rightsure just because, again, our purpose outside of insurance is so broad and so deep and so life-changing that it's easy to get on board with that messaging. So truly appreciate that questioning love to spend time on that answer.

Paul Lucas: I'm sure those initiatives that you're running will touch a lot of different people, but tell us how important you think it is to be an ethical company, because I'm sure there are people watching this who think, well, it's just all about portraying the right image, but does it actually run deeper than that?

Jeff Arnold: We're all about legal contracts at the end of the day, call it risk financing, risk transfer insurance. What we do is sell legal contracts. And so we have to be held above reproach because everything we're doing is in writing, it's contracted it's legal language. And so we have to be held to a higher standard typically in a court of law. I would submit to your listeners that the insurance industry is one of the most ethical industries there is. we're above reproach in this form. because everything we do and sell is tied up into contract and it's written, it's there are no handshake deals in insurance It's all written agreements. And so, yes, the ethos of ethics runs deep throughout our entire industry.

Paul Lucas: And if I can, I'd love to talk to you about customer journeys and insurance. Cause I know that that's something that, you're really keen to revamp. So, tell us where you think the current customer experience is perhaps going wrong and how it can be improved.

Jeff Arnold: If you think about customer journey, now, the word customer journey and InsureTech are interwoven, right? They're one in the same to most people. I would also say, state submit that, technology and insurance have always gone hand in hand. I'm a young man, of course I've only been doing it 30 years, but hundreds of our insurance industry, and history, would represent their, technology's always been at play. Just for some of your listeners, you know, insurance companies where, where some of the first use this cubicle style setting, insurance industries bought hundreds of typewriters back in the day and lined them all up to issue policies. And that was technology at the time and then word processors and banks and fax machines and then modems and websites.

And so the insurance industry has always embraced technology only. Now we have this really cool word for it called InsureTech. But we've always been an industry that embraces technology. And with respect to the customer journey piece, I would just say this where InsureTechs or technology is disrupting our space. Now with regards to the customer journey is speed. Speed is at the center of everything that they do faster, quoting, faster policy issuance, faster claims adjudication, faster contact with underwriters. And so, the whole InsureTech thing I'm for everyone likes to use that word as a descriptor of their firm. But I think of it just in terms of speed and how that relates to the customer journey is the customer no longer in this microwave generation now. You know, we want it now, now, now, they don't want to wait for the old-fashioned way of responding or claims or even starting a policy and they want speed wrapped around all of it. So just to summarize the customer journey really is about thinking what the

customer wants. What's best for the customer, not the insurance company, workflows, not the insurance company processes, but speed, and how fast we can deliver our product to the customer, the policy holder.

Paul Lucas: And while we're on the subject of insurance technology, you've described your platform as the end of insurance shopping. what do you mean by that?

Jeff Arnold: Deep dark secrets coming, secrets. No so we fancy our platform as this, if you think in our space. So we're in the retail broker space or agency in the United States space. and everyone who's in that space is focused in what I call the red ocean space. Everyone is dropping a line in that red ocean to get more quotes, more people to their website. 15 minutes will save you 15%. And so all these billions of dollars are focused in that space. And so we've dropped our line in the blue ocean space in the back side of the operation or client fulfillment or customer journey. and the blue ocean space it says, you know, once you have a policy with us, you'll never shop for insurance again, you'll never go through a rate increase again without knowing about it.

And then we use a lot of predictive analytics in artificial intelligence, right? Woven through our processes to understand where the consumer is on their life journey, right. Be it getting married or getting older, needing life insurance, moving. We use a lot of predictive analytics to reach out, touch them. those life moments. And then, artificial intelligence is woven through every interaction we have with the consumer via, from our chat bot to our call centers, to our sell side for verifying underwriting information. And so, we just consider ourselves the end of insurance shopping because once a consumer has a policy with us, we assure them you'll never need to shop again and we'll take care of everything for you.

Paul Lucas: I love that confidence statement there. And while we have you, you're also an author of two best sellers, the art of the insurance deal and how to beat your insurance company. give us a summary of those books and also tell us how you found the time.

Jeff Arnold: First of all, I have to say that, being a best-selling author, never, ever expected that in fact, pleases my mom and shocks my wife. And so they're both, in amazed at it. I just a friend, the good mentor that I had known for 15 plus years challenged me, because we've bought several insurance companies and 50 different agencies over the years and he challenged me that I should just consolidate all that into a book. And so the first book was that, how we bought and sold insurance companies, and agencies over the year, consolidated my notes into that. And so it was a lot of fun.

The second book, how to be your insurance company really is a marketing piece for us. So, we love insurance companies. That's what we do, but for the consumer, they always want to beat us. So we're just kind of bringing them into the top of our marketing funnel by the book. And as far as the time, there's a statement that says we'll sleep when we're dead. And so, I'm trying not to sleep. I'm just trying to, you know, lead Rightsure into this great InsureTech revolution and then write more books along the way.

Paul Lucas: Jeff you've been a great guest today. many thanks to you and congratulations again to Rightsure insurance group on being named a top insurance employer by insurance business America. To everybody watching, we'll be bringing you more fresh perspectives, just like those

from Jeff. So make sure you join us here next time on insurance business TV.

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